UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

TO

ANNUAL REPORT

of

HYDRO-QUÉBEC

QUÉBEC, CANADA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

MARTINE HÉBERT

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

CATHERINE M. CLARKIN	JEAN-HUGUES LAFLEUR
Sullivan & Cromwell LLP	Executive Vice President and Chief Financial Officer
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021 (“Annual Report”) as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit 99.3: Quarterly Bulletin, Second Quarter 2022

The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized officer.

HYDRO-QUÉBEC

By:	/s/ Jean-Hugues Lafleur
JEAN-HUGUES LAFLEUR
Authorized Officer
Name:	Jean-Hugues Lafleur
Title:	Executive Vice President and Chief Financial Officer

Date: August 26, 2022